CYTODYN INC.

September 26, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Chris Edwards

Re:CytoDyn Inc.
Registration Statement on Form S-1
File No. 333-282000
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, CytoDyn Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-1 filed on September 9, 2024 (File No. 333-282000) (the “Registration Statement”) so that the Registration Statement shall become effective at noon Eastern Time on October 1, 2024, or as soon as possible thereafter.

We would appreciate notification by telephone of the effective date of the Registration Statement and confirmation of such effectiveness in writing.

If you have any questions about the foregoing request, please contact our counsel, Mary Ann Frantz of Miller Nash LLP at (503) 205-2552, or the undersigned at (360) 980-8524. Thank you.

Very truly yours,

CYTODYN INC.

By:  /s/ Mitchell Cohen____

Mitchell Cohen
Interim Chief Financial Officer

cc: Mary Ann Frantz, Miller Nash LLP